Mail Stop 6010

      March 23, 2006

VIA U.S. MAIL AND FACSIMILE (703) 322-1694

Victor F. Sellier
Chief Financial Officer
Argon ST, Inc.
12701 Fair Lakes Circle, Suite 800
Fairfax, Virginia  22033

      Re:	Argon ST, Inc.
		Form 10-K for the fiscal year ended September 30, 2005
      Filed December 14, 2005
		Form 10-Q for the fiscal quarter ended January 1, 2006 Form 8-K dated February 9, 2006
		File No. 000-08193

Dear Mr. Sellier:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the fiscal year ended September 30, 2005

Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies, page 51

Revenue and Cost Recognition, page 51

1. We see that you record contract revenues and costs of operations for interim reporting based on annual targeted indirect rates.
You
adjust revenue and costs at year-end for actual indirect rates. Please tell us the reason for the use of targeted indirect rates to record revenues and whether there have historically been material year-end adjustments as a result of the revised indirect rates.
We
also note that you believe that variances will be absorbed by management actions to control costs during the remainder of the year.
Please clarify the basis for this belief and specifically how you can ensure that such alternatives will effectively absorb the rate variance. Additionally, please provide additional disclosure in Note
19 in future filings to quantify the effect of material indirect rate adjustments during interim periods.
2. As a related matter, we see that during fiscal year 2005, you had accumulated a $3 million unfavorable variance. Please tell us and revise future filings to disclose the circumstances that resulted in such a significant variance. Further, you disclose that you absorbed the unfavorable variance by increasing the indirect rates that are applied to contracts. Please tell us the basis for increasing the indirect rates and further clarify how this reduced the $3 million unfavorable variance.

Form 10-Q for the fiscal quarter ended January 1, 2006

Note 5.  Merger, page 10

3. We note that you were required to advance the purchase price for the Radix acquisition into an escrow and restricted cash account at
September 30, 2005, which was recorded as an investing activity in your consolidated statement of cash flows. In your Form 10-Q, you disclose that you paid cash during the quarter for the merger, which was in escrow at September 30, 2005. However, the cash payment is not reflected in the statement of cash flows. In future filings please enhance your disclosure to explain how the acquisition is presented on your statement of cash flows.

Form 8-K dated February 9, 2006

4. We note that you present your non-GAAP measures and
reconciliation
in the form of pro forma statements of income. That format may be confusing to investors as it reflects several non-GAAP measures, including pro forma cost of revenues, pro forma income from operations, pro forma income before taxes, pro forma provision for income taxes, pro forma net income and proforma earnings per share.
In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item
10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and an explanation of why you believe the measures provide useful information to investors. We also refer you to Question 8 of the FAQ
Regarding the Use of Non-GAAP Financial Measures dated June 13,
2003
and SAB Topic 14-G.
* To eliminate investor confusion, please remove the pro forma statements of income and pro forma balance sheets from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.
* Please note that in the event that your Form 8-K is incorporated by reference into a 33 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

5. We note that throughout your press release, you have identified and discussed the pro forma non-GAAP measures before addressing the changes in the GAAP measures. Item 10(e)(1)(i) of Regulation S-K requires that whenever one or more non-GAAP financial measures are provided the registrant must include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with Generally Accepted Accounting Principles (GAAP). Please revise your discussions in all future filings to fully comply with the requirements of Item 10.
6. In addition, we note that you refer to your non-GAAP information as "pro forma" results. The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Kristin Lochhead at (202) 551-3664 or me at
(202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief
Accountant,
at (202) 551-3671 with any other questions.


      Sincerely,



      Brian Cascio
      Accounting Branch Chief

??

??

??

??

Mr. Sellier
Argon ST, Inc.
March 23, 2006
Page 2